# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Altair Engineering Inc., CIK 0001701732
CUSIP: 021369103
Title of class of securities: Class A Common Stock $0.0001 par value per share
Address of issuer's principal executive offices: 1820 E. Big Beaver Road,, Troy, Michigan (MI), 48083
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-254192
Filed by CIK 0001720807

## Reporting persons
- George J. Christ: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 2 for additional information.
- Christ Revocable Trust dated May 8, 2015: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 2 for additional information.
- GC Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Altair Engineering Inc.
Address of issuer's principal executive offices: 1820 E. Big Beaver Road, Troy, MI 48083

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being jointly filed by (i) Christ Revocable Trust dated May 8, 2015 (the "Christ Trust"), (ii) GC Investments, LLC (the "GC LLC"), and (iii) George J. Christ as the Trustee of the Christ Trust, the Manager of the GC LLC, the Co-Trustee of The Dana Christ Irrevocable Trust Dated May 8, 2015 and the Co-Trustee of The Lauren Christ Irrevocable Trust Dated May 8, 2015 ("Mr. Christ" and, collectively with the Christ Trust and the GC LLC, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address for the Reporting Persons is:

c/o Altair Engineering Inc.
1820 E. Big Beaver Road
Troy, MI 48083
Citizenship: Mr. Christ is a citizen of the United States. The Christ Trust is governed by the laws of Arizona. The GC LLC is organized under the laws of Michigan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
George J. Christ - 0.00
Christ Revocable Trust dated May 8, 2015 - 0.00
GC Investments, LLC - 0.00
Percent of class:
George J. Christ - 0.0 %
Christ Revocable Trust dated May 8, 2015 - 0.0 %
GC Investments, LLC - 0.0
Sole power to vote or to direct the vote:
George J. Christ - 0.00
Christ Revocable Trust dated May 8, 2015 - 0.00
GC Investments, LLC - 0.00
Shared power to vote or to direct the vote:
George J. Christ - 0.00
Christ Revocable Trust dated May 8, 2015 - 0.00
GC Investments, LLC - 0.00
Sole power to dispose or to direct the disposition:
George J. Christ - 0.00
Christ Revocable Trust dated May 8, 2015 - 0.00
GC Investments, LLC - 0.00
Shared power to dispose or to direct the disposition:
George J. Christ - 0.00
Christ Revocable Trust dated May 8, 2015 - 0.00
GC Investments, LLC - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Exhibit 99.1 - A Joint Filing Agreement was previously filed with the Commission and is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G/A filed by George J. Christ on February 14, 2019.

## Signatures
- George J. Christ: /s/ Raoul Maitra, Raoul Maitra, Attorney-in-fact for George J. Christ ** (03/26/2025)
- Christ Revocable Trust dated May 8, 2015: /s/ Raoul Maitra, Raoul Maitra, Attorney-in-fact for Christ Revocable Trust dated May 8, 2015 ** (03/26/2025)
- GC Investments, LLC: /s/ Raoul Maitra, Raoul Maitra, Attorney-in-fact for GC Investments, LLC ** (03/26/2025)
Comment: ** A power of attorney was previously filed with the Commission and is incorporated herein by reference to Exhibits 99.2, 99.3 and 99.4 to the Schedule 13G filed by George J. Christ on February 14, 2018.
The original statement shall be signed by each person on whose behalf the statement is filed or such person's authorized representative. If the statement is signed on behalf of a person by such person's authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person's signature.